January 9, 2020

Andres Campos
Chief Executive Officer
Betterware de Mexico, S.A. de C.V.
Luis Enrique Williams 549
Colonia Belenes Norte
Zapopan, Jalisco, 45145, M xico

       Re: Betterware de Mexico, S.A. de C.V.
           Amendment No. 3 to Registration Statement on Form F-4
           Filed January 7, 2020
           File No. 333-233982

Dear Mr. Campos:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 2, 2020 letter.

Amendment No. 3 to Registration Statement on Form F-4 filed January 7, 2020

Recent Developments Related to Betterware
Launch of web app platform, page 26

1. We note your response to comment 2, and your amended disclosure that "Betterware will deliver goods through its distribution network by connecting clients that want to purchase products directly through the web app platform to Betterware's distribution network via the globalization of the potential clients and the distribution network." It is unclear from this statement how the web app platform connects the consumer directly with Betterware's network of distributors. Please amend your filing to explain how the app connects consumers to the distribution network. For example, disclose whether all distributors
 Andres Campos
Betterware de Mexico, S.A. de C.V.
January 9, 2020
Page 2
      have access to the app, and the mechanism by which Betterware determines how and through which distributors it will deliver goods purchased by consumers. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                         Sincerely,
FirstName LastNameAndres Campos
                                                         Division of
Corporation Finance
Comapany NameBetterware de Mexico, S.A. de C.V.
                                                         Office of Trade &
Services
January 9, 2020 Page 2
cc:       Jason Simon
FirstName LastName